May 19, 2014

Jan Woo

Attorney-Advisor

Barbara C. Jacobs

Ivan Griswold

Attorney Advisor

Re:	Perlowin Development Corp.
Amendment No. 1 Registration Statement on Form S-1
Filed April 28, 2014
File No. 333-194397

Dear Ms. Woo,

The following are the Issuers responses to your comment letter of May 12, 2014.

General

1. We note your response to prior comment 3, but the amended registration statement continues to reference an “escrow” account and “escrow” agent on page 4. Please revise to consistently describe such account.

References to escrow on page 4 removed.

2. Please clarify in your prospectus that pursuant to Rule 419(e) you will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds.

Clarifed in the prospectus that pursuant to Rule 419(e) we will exclude amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances when calculating whether the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds.

Prospectus Cover

3. Please state that, if funds and securities are released from the escrow or trust account to you pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.

Disclosure added that if funds and securities are released from the escrow or trust account to us pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.

The Offering, page 6

4. Please provide further details regarding the circumstances in which the board may terminate the offering. In particular, disclose whether the offering will be considered to be “completed” for purposes of Rule 419(b)(2)(vi) upon such a termination.

Disclosure added that the Board may not terminate the offering prior to reaching the minimum and that upon termination by the Board the offering will be considered completed.

5. We note the reference to “selling shareholder” in paragraph (1). However, your registration statement does not contemplate a selling shareholder. Please advise or revise.

Reference removed.

Risk Factors

“There are substantial doubts about our ability to continue …,” page 10

6. Please revise the risk factor caption and subheading to clarify that the substantial doubt about your ability to continue as a going concern was expressed by your independent auditors.

Clarified that the substantial doubt about our ability to continue as a going concern was expressed by our independent auditors.

“No operating history or revenue and minimal assets …,” page 11

7. Please refer to prior comment 6 and revise your risk factor subheading and discussion to clearly state that you have no assets rather than stating that you have “minimal” assets or “no significant” assets.

Revised to no assets.

“We will not be required to make the effectiveness evaluations …,” page 12

8. We note that your disclosure in response to prior comment 1 still does not describe the extent to which any of the exemptions under the Jumpstart Our Business Startups Act are available to you as a smaller reporting company when and if you cease to be a smaller reporting company. Please revise accordingly.

Disclosure as to which exemptions will remain after the company ceases to be a smaller reporting company added.

Interests of Named Experts and Counsel, page 20

9. We note that you have not included your auditors, Malone Bailey, LLP, as experts.

Please revise to include that firm as an expert, or provide your analysis of why this is not required. Refer to Item 509 of Regulation S-K.

Disclosure of Malone Bailey, LLP as experts added.

Acquisition of Opportunities, page 25

10. You state that it is anticipated that these expenses will be between $15,000.00 and $20,000.00. Please provide your analysis underlying this belief.

Disclosure that this is management’s belief based upon questions asked to the auditors and attorneys who acted as professionals in relation to this offering.

11. Your sole officer and shareholder has verbally agreed that he will advance to the company any additional funds which the company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Please file such agreement in your next amendment. Further, please expand your disclosure in the liquidity section to discuss how you have assessed the sufficiency of this commitment, including his ability to fulfill this obligation. Please also disclose any other corresponding limitations or risks associated with this commitment.

Agreement filed. Disclosure that as the only officer and director there is no ability to enforce this obligation but that Mr. Perlowin has sufficient liquid assets to meet such obligation.

Background of Directors, Executive Officers, Promoters, page 27

12. We note your response to prior comment 11. However, we are unable to locate disclosure relating to Mr. Perlowin’s experience at Bioswan, Inc. Also, clarify whether Mr. Perlowin also serves as an executive officer for Dynamics GP Consulting, Inc, a Florida corporation. Further, in light of the fact that Mr. Perlowin currently appears to serve as an officer or manager for approximately nine other companies, expand your risk factors to precisely disclose the extent of such other employment activities.

DynamicsGP Consulting, Inc. was the company Mr. Perlowin was running until March of 2013. Mr. Perlowin is letting it “expire”.

Bioswan –Mr. Perlowin was, but is no longer the President and Chairman of the Board. Mr. Perlowin was removed in November 2013.

Disclosure added that Mr. Perlowins activities with these other entities is limited to ministerial duties and takes less and 1 hour per month per entitity.

Exhibits and Financial Statement Schedules, Page II-9

Exhibit No. 23.1 Consent of Independent Auditor

13. We note the Consent of Independent Registered Public Accounting Firm refers to the report dated March 6, 2014. However, the Report of Independent Registered Public Accounting Firm is dated April 25, 2014. Please revise to the appropriate date.

Referenced dates corrected.

Very truly yours,

Jed Perlowin

Chief Executive Officer